QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

        [Draxis Health Inc. Logo]

For Immediate Release
July 2, 2003

DRAXIS and Bristol-Myers Squibb Medical Imaging Expand and
Extend Radiopharmaceutical Partnership in Canada

        MISSISSAUGA, ONTARIO, July 2, 2003—DRAXIMAGE Inc., the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) has extended and expanded its existing strategic partnership with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. Under the new five-year agreement, DRAXIMAGE products will continue to be marketed directly to hospital-based radiopharmacy departments through a cooperative partnership promoting the two companies' product lines.

        "The long-standing partnership between DRAXIMAGE and Bristol-Myers Squibb Medical Imaging in Canada continues to strengthen with this new agreement and provides an excellent vehicle for us to serve the growing nuclear medicine community in Canada," said Dr. Richard Flanagan, president of DRAXIMAGE. "This successful relationship serves as an excellent model as we at DRAXIMAGE explore the potential for collaboration in other markets internationally."

        The agreement provides that DRAXIMAGE technetium-99m kits as well as Indium-111 and Xenon-133 radioisotopes will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada while the balance of the more than 30 DRAXIMAGE products for nuclear medicine will be marketed on a non-exclusive basis. This partnership further reinforces the leadership position of the two companies' product offerings in this marketplace.

        "By strengthening our strategic partnership with DRAXIMAGE, our two companies are better able to increase the range of diagnostic options available to physicians and patients throughout Canada," said Cyrille Villeneuve, general manager of Bristol-Myers Squibb Medical Imaging Canada. "This agreement also further solidifies our company's position as the partner of choice for medical imaging products and services."

        Bristol-Myers Squibb Medical Imaging is a worldwide leader in cardiovascular imaging whose mission is to extend and enhance human life by offering innovative approaches to see deeper into the heart and vasculature. Bristol-Myers Squibb Medical Imaging is a wholly-owned subsidiary of Bristol-Myers Squibb Company (NYSE:BMY), a pharmaceutical and related health care products company.

        DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed®, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection currently in Phase I.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

QuickLinks

DRAXIS and Bristol-Myers Squibb Medical Imaging Expand and Extend Radiopharmaceutical Partnership in Canada